UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

S&W Seed Company

(Name of Issuer)

Common stock, par value $0.001 per share

(Title of Class of Securities)

785135104

(CUSIP Number)

December 31, 2015

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 785135104
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
Wolverine Asset Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

	6	SHARED VOTING POWER
551,207 shares of common stock Warrants to purchase 350,000 shares of common stock

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER
551,207 shares of common stock Warrants to purchase 350,000 shares of common stock

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
551,207 shares of common stock Warrants to purchase 350,000 shares of common stock

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.8%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

* Percentage calculated by dividing (i) the sum of (a) 463,181 shares of common stock receivable upon conversion of convertible debentures of the Issuer plus (b) 88,026 shares of common stock issued by the Issuer plus (c) 350,000 shares of common stock receivable upon exercise of warrants issued by the Issuer by (ii) the sum of (a) 14,672,403 shares of common stock outstanding as of December 18, 2015, as reported in the Issuer’s Registration Statement on Form S-3 filed on December 21, 2015, plus (b) 463,181 shares of common stock receivable upon conversion of convertible debentures of the Issuer, plus (c) 350,000 shares of common stock receivable upon exercise of warrants issued by the Issuer.

CUSIP No.: 785135104
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
Wolverine Holdings, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

	6	SHARED VOTING POWER
557,207 shares of common stock Warrants to purchase 350,000 shares of common stock

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER
557,207 shares of common stock Warrants to purchase 350,000 shares of common stock

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
557,207 shares of common stock Warrants to purchase 350,000 shares of common stock

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.9%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC

* Percentage calculated by dividing (i) the sum of (a) 6,000 shares of common stock receivable upon exercise of options issued by the Issuer plus (b) 463,181 shares of common stock receivable upon conversion of convertible debentures of the Issuer plus (c) 88,026 shares of common stock issued by the Issuer plus (d) 350,000 shares of common stock receivable upon exercise of warrants issued by the Issuer by (ii) the sum of (a) 14,672,403 shares of common stock outstanding as of December 18, 2015, as reported in the Issuer’s Registration Statement on Form S-3 filed on December 21, 2015, plus (b) 463,181 shares of common stock receivable upon conversion of convertible debentures of the Issuer, plus (c) 350,000 shares of common stock receivable upon exercise of warrants issued by the Issuer.

CUSIP No.: 785135104
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
Wolverine Trading Partners, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

	6	SHARED VOTING POWER
557,207 shares of common stock Warrants to purchase 350,000 shares of common stock

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER
557,207 shares of common stock Warrants to purchase 350,000 shares of common stock

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
557,207 shares of common stock Warrants to purchase 350,000 shares of common stock

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.9%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO/HC

* Percentage calculated by dividing (i) the sum of (a) 6,000 shares of common stock receivable upon exercise of options issued by the Issuer plus (b) 463,181 shares of common stock receivable upon conversion of convertible debentures of the Issuer plus (c) 88,026 shares of common stock issued by the Issuer plus (d) 350,000 shares of common stock receivable upon exercise of warrants issued by the Issuer by (ii) the sum of (a) 14,672,403 shares of common stock outstanding as of December 18, 2015, as reported in the Issuer’s Registration Statement on Form S-3 filed on December 21, 2015, plus (b) 463,181 shares of common stock receivable upon conversion of convertible debentures of the Issuer, plus (c) 350,000 shares of common stock receivable upon exercise of warrants issued by the Issuer.

CUSIP No.: 785135104
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
Christopher L. Gust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
US Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

	6	SHARED VOTING POWER
557,207 shares of common stock Warrants to purchase 350,000 shares of common stock

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER
557,207 shares of common stock Warrants to purchase 350,000 shares of common stock

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
557,207 shares of common stock Warrants to purchase 350,000 shares of common stock

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.9%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN/HC

* Percentage calculated by dividing (i) the sum of (a) 6,000 shares of common stock receivable upon exercise of options issued by the Issuer plus (b) 463,181 shares of common stock receivable upon conversion of convertible debentures of the Issuer plus (c) 88,026 shares of common stock issued by the Issuer plus (d) 350,000 shares of common stock receivable upon exercise of warrants issued by the Issuer by (ii) the sum of (a) 14,672,403 shares of common stock outstanding as of December 18, 2015, as reported in the Issuer’s Registration Statement on Form S-3 filed on December 21, 2015, plus (b) 463,181 shares of common stock receivable upon conversion of convertible debentures of the Issuer, plus (c) 350,000 shares of common stock receivable upon exercise of warrants issued by the Issuer.

CUSIP No.: 785135104
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
Robert R. Bellick

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
US Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

	6	SHARED VOTING POWER
557,207 shares of common stock Warrants to purchase 350,000 shares of common stock

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER
557,207 shares of common stock Warrants to purchase 350,000 shares of common stock

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
557,207 shares of common stock Warrants to purchase 350,000 shares of common stock

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.9%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN/HC

* Percentage calculated by dividing (i) the sum of (a) 6,000 shares of common stock receivable upon exercise of options issued by the Issuer plus (b) 463,181 shares of common stock receivable upon conversion of convertible debentures of the Issuer plus (c) 88,026 shares of common stock issued by the Issuer plus (d) 350,000 shares of common stock receivable upon exercise of warrants issued by the Issuer by (ii) the sum of (a) 14,672,403 shares of common stock outstanding as of December 18, 2015, as reported in the Issuer’s Registration Statement on Form S-3 filed on December 21, 2015, plus (b) 463,181 shares of common stock receivable upon conversion of convertible debentures of the Issuer, plus (c) 350,000 shares of common stock receivable upon exercise of warrants issued by the Issuer.

CUSIP No.: 785135104

ITEM 1(a).	NAME OF ISSUER:

S&W Seed Company

ITEM 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

25552 South Butte Avenue
Five Points, CA 93624

ITEM 2(a).	NAME OF PERSON FILING:

Wolverine Asset Management, LLC
Wolverine Holdings, L.P.
Wolverine Trading Partners, Inc.
Christopher L. Gust
Robert R. Bellick

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

c/o Wolverine Asset Management, LLC
175 West Jackson Blvd., Suite 340
Chicago, IL 60604

ITEM 2(c).	CITIZENSHIP:

Wolverine Asset Management, LLC – Illinois
Wolverine Holdings, L.P. – Illinois
Wolverine Trading Partners, Inc. – Illinois
Christopher L. Gust – US Citizen
Robert R. Bellick – US Citizen

ITEM 2(d).	TITLE OF CLASS OF SECURITIES:

Common stock, par value $0.001 per share

ITEM 2(e).	CUSIP NUMBER:

785135104

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SECTION 240.13d-1(b), or 13d-2(b) or (c) CHECK WHETHER THE PERSON FILING IS A:

(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78c);
(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
(e)	☒ An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
(f)	☐ An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

(g)	☒ A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐ A non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J);
(k)	☐ Group, in accordance with 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with 240.13d1(b)(1)(ii)(J), please specify the type of institution:

ITEM 4.	OWNERSHIP:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

As of the date of this filing, Wolverine Asset Management, LLC (“WAM”) is deemed to have voting and dispositive power over 901,207 shares of the common stock of S&W Seed Company (the “Issuer”).  This amount consists of (i) 463,181 shares of common stock receivable upon conversion of convertible debentures of the Issuer (the “Convertible Debentures”), (ii) 350,000 shares of common stock receivable upon exercise of warrants issued by the Issuer (the “Warrants”), and (iii) 88,026 shares of common stock of the Issuer.  The sole member and manager of WAM is Wolverine Holdings, L.P. (“Wolverine Holdings”).  In addition to shares deemed beneficially owned by WAM, Wolverine Holdings is deemed to be the beneficial owner of (i) 6,000 shares of common stock receivable upon exercise of options held by affiliates other than WAM as of December 31, 2015.  Robert R. Bellick and Christopher L. Gust may be deemed to control Wolverine Trading Partners, Inc. (“WTP”), the general partner of Wolverine Holdings.

(b)	Percent of class:

5.9%

The terms of the Convertible Debentures and the Warrants provide that such securities may not be converted or exercised, as applicable, to the extent that the holder thereof would beneficially own more than a maximum of 9.99% of the common stock of the Issuer outstanding immediately after giving effect to such conversion or exercise.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

0

(ii)	Shared power to vote or to direct the vote:

As of the date of this filing, WAM has shared power to vote or direct the vote of (i) 901,207 shares of common stock of the Issuer, and each of Wolverine Holdings, WTP, Mr. Bellick, and Mr. Gust is deemed to have shared power to vote 907,207 shares of common stock of the Issuer, in each case as set forth in Item 4(a) above.

(iii)	Sole power to dispose or to direct the disposition of:

0

(iv)	Shared power to dispose or to direct the disposition of:

As of the date of this filing, WAM has shared power to dispose of (i) 901,207 shares of common stock of the Issuer, and each of Wolverine Holdings, WTP, Mr. Bellick, and Mr. Gust is deemed to have shared power to vote 907,207 shares of common stock of the Issuer, in each case as set forth in Item 4(a) above.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Wolverine Flagship Fund Trading Limited is known to have the right to receive the receipt of dividends from, or the proceeds from the sale of, the securities covered by this statement that are beneficially owned by WAM.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:

Not applicable.

ITEM 10.	CERTIFICATION:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 16, 2016

Wolverine Asset Management, LLC

/s/ Kenneth L. Nadel
Signature

Kenneth L. Nadel, Chief Operating Officer
Name/Title

Wolverine Holdings, L.P.

/s/Christopher L. Gust
Signature

Christopher L. Gust, Managing Director
Name/Title

Wolverine Trading Partners, Inc.

/s/Christopher L. Gust
Signature

Christopher L. Gust, Authorized Signatory
Name/Title

/s/Christopher L. Gust
Christopher L. Gust

/s/ Robert R. Bellick
Robert R. Bellick